EXHIBIT 99.1

Monalizumab Data from COAST Trial Presented at ESMO Congress 2021

MARSEILLE, France, Sept. 17, 2021 (GLOBE NEWSWIRE) -- Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced that AstraZeneca (LSE/STO/Nasdaq: AZN) presented results from the randomized COAST Phase 2 trial during the European Society for Medical Oncology (ESMO) Congress 2021 on September 17, 2021.

In particular, the results of the interim analysis showed monalizumab in combination with durvalumab improved progression-free survival (PFS) and objective response rate (ORR) compared to durvalumab alone in patients with unresectable, Stage III non-small cell lung cancer (NSCLC) who had not progressed after concurrent chemoradiation therapy (CRT). Monalizumab, Innate’s lead partnered asset, is a potentially first-in-class immune checkpoint inhibitor targeting NKG2A receptors expressed on tumor infiltrating cytotoxic CD8+ T cells and NK cells.

To read more about the Phase 2 COAST results, please see AstraZeneca’s press release here.

“We’re pleased to see the monalizumab COAST results, particularly the improved clinical outcomes for patients with unresectable, Stage III non-small cell lung cancer,” said Mondher Mahjoubi, Chief Executive Officer of Innate Pharma. “Monalizumab is one of the first checkpoint inhibitors targeting a NK cell receptor, and today’s results further support the role it can play in treating certain cancers by blocking the inhibitory receptor, NKG2A. We look forward to continuing to invest in NK cell science and further advancing the next wave of scientific innovation at Innate.”

Based on these results, AstraZeneca informed Innate that it plans to start a registrational study with monalizumab in combination with durvalumab in patients with unresectable, Stage III non-small cell lung cancer (NSCLC).

Stage III NSCLC:
In 2020, an estimated 2.2 million people were diagnosed with lung cancer worldwide1. Lung cancer is broadly split into NSCLC and small cell lung cancer, with 80-85% classified as NSCLC.2,3,4 Stage III NSCLC represents approximately one quarter of NSCLC incidence5.

Stage III (locally advanced) NSCLC is commonly divided into three subcategories (IIIA, IIIB and IIIC), defined by how much the cancer has spread locally. In contrast to Stage IV, when cancer has spread (metastasised), the majority of Stage III patients are currently treated with curative intent2,6.

The majority of Stage III NSCLC patients are diagnosed with unresectable tumours2,5.

About Monalizumab:
Monalizumab is a potentially first-in-class immune checkpoint inhibitor targeting NKG2A receptors expressed on tumor infiltrating cytotoxic CD8+ T cells and NK cells.

NKG2A is an inhibitory checkpoint receptor for HLA-E. By expressing HLA-E, cancer cells can protect themselves from killing by NKG2A+ immune cells. HLA-E is frequently overexpressed in the cancer cells of many solid tumors and hematological malignancies. Monalizumab may reestablish a broad anti-tumor response mediated by NK and T cells, and may enhance the cytotoxic potential of other therapeutic antibodies7.

AstraZeneca obtained full oncology rights to monalizumab in October 2018 through a co-development and commercialization agreement initiated in 2015. The ongoing development for monalizumab is focused on investigating monalizumab in various combination strategies in different malignancies.

About COAST Trial:
COAST is a Phase 2, multi-arm, randomised trial investigating durvalumab alone or in combination with either monalizumab, an anti-NKG2A monoclonal antibody, or oleclumab, an anti-CD73 monoclonal antibody, in 189 patients with locally advanced, unresectable Stage III NSCLC who had not progressed after concurrent CRT.

COAST is being conducted by AstraZeneca in 82 centers across nine countries in North America, Europe and Asia. The primary endpoint of the trial is ORR as a measure of anti-tumor activity. Secondary endpoints include safety, duration of response, overall survival and PFS.

About Innate Pharma:
Innate Pharma S.A. is a global, clinical-stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.
Innate is a pioneer in the understanding of Natural Killer (NK) cell biology and has expanded its expertise in the tumor microenvironment and tumor antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Headquartered in Marseille, France, with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com

Information about Innate Pharma shares:

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts, the Company’s continued ability to raise capital to fund its development and the overall impact of the COVID-19 outbreak on the global healthcare system as well as the Company’s business, financial condition and results of operations. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:
Investors Innate Pharma Henry Wheeler Tel.: +33 761 88 38 74 Henry.wheeler@innate-pharma.fr	Media Innate Pharma Tracy Rossin (Global/US) Tel.: +1 240 801 0076 Tracy.Rossin@innate-pharma.com ATCG Press Marie Puvieux (France) Tel.: +33 (0)9 81 87 46 72 innate-pharma@atcg-partners.com

_______________________________________________________________________

1 World Health Organization. International Agency for Research on Cancer. Lung Fact Sheet. Available at https://gco.iarc.fr/today/data/factsheets/cancers/15-Lung-fact-sheet.pdf. Accessed September 2021.
2 Provencio M, et al. Inoperable Stage III Non-Small Cell Lung Cancer: Current Treatment and Role Of Vinorelbine. J Thorac Dis. 2011;3:197-204.
3 Cheema PK, et al. Perspectives on Treatment Advances for Stage III Locally Advanced Unresectable Non-Small-Cell Lung Cancer. Curr Oncol. 2019;26(1):37–42.
4 LUNGevity Foundation. Types of Lung Cancer. Available at  https://lungevity.org/for-patients-caregivers/lung-cancer-101/types-of-lung-cancer. Accessed September 2021.
5 EpiCast Report: NSCLC Epidemiology Forecast to 2025. GlobalData. 2016.
6 ASCO. Cancer.net. Lung Cancer – Non-Small Cell. Available at https://www.cancer.net/cancer-types/lung-cancer/view-all. Accessed September 2021.
7 André et al, Cell 2018